UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March  2010

Commission File Number: 000-29884

R.V.B. HOLDINGS LTD
(Translation of registrant's name into English)

c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel 67021
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

R.V.B. Holdings Ltd

This report on Form 6-K consists of a press release issued by R.V.B. Holdings Ltd (f/k/a B.V.R. Systems (1998) Ltd.) (the "Registrant") regarding the change of the Registrant's name from B.V.R. Systems (1998) Ltd. to R.V.B. Holdings Ltd, the change of the Registrant's ticker symbol to RVBHF.OB and the appointment of the Registrant's new Chief Executive Officer.  A copy of this press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.

This Form 6-K is being incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibits

Exhibit 1
Press Release Announcing the Change of the Company's Name to R.V.B. Holdings Ltd, the Change of the Company's Ticker Symbol to RVBHF.OB and the Appointment of Aviv Tzidon as the Company's Chief Executive Officer.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2010	R.V.B. Holdings Ltd By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors